Exhibit 99.140

DeFi Technologies’ Subsidiary Valour Inc. Announces Landmark MOU with Nairobi Securities Exchange and SovFi to Develop and Launch Valour ETPs in Africa

●	Strategic MOU Announcement: DeFi Technologies’ subsidiary, Valour Inc., has signed a Memorandum of Understanding (MOU) with the Nairobi Securities Exchange (NSE) and SovFi Inc. to facilitate the creation, issuance, and trading of digital asset exchange-traded products (ETPs) in the African market, leveraging Valour’s expertise in digital assets and SovFi’s financial solutions.

●	Objectives and Outcomes: The collaboration aims to enhance market infrastructure, attract a broader investor base, and increase trading volumes by deploying Valour’s ETPs on the NSE. This partnership will strengthen the NSE’s position as a leading financial hub in Africa and expand Valour’s market reach in Africa, contributing to increased liquidity and investment opportunities.

●	Kenya’s Digital Asset Landscape: Kenya, a technological innovation hub with a robust mobile money ecosystem and 85% smartphone penetration, is the largest cryptocurrency market in East Africa and ranks among the top five on the continent. The country is witnessing growing digital asset adoption for practical applications, highlighting its potential to transform the financial landscape.

TORONTO, August 6, 2024 -DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, is pleased to announce the signing of a Memorandum of Understanding (“MOU”) with the Nairobi Securities Exchange (“NSE”) and SovFi Inc. (“SovFi”) to facilitate the creation, issuance, and trading of digital asset exchange-traded products (“ETPs”) in the African market.

The NSE, the premier African securities exchange, provides a world-class trading facility for both local and international investors. This collaboration with Valour and SovFi is set to bolster NSE’s position as a leading financial hub in Africa, offering innovative investment opportunities to a diverse range of investors and contributing significantly to the growth of Kenya’s economy.

SovFi aims to provide market liquidity and capital-raising solutions for large sovereign capital market operators. SovFi’s financial instrument development, regulation, and deployment leverage both traditional and token-based finance to deliver low-cost, highly liquid exchange-tradable products.

Key Objectives of the MOU

The key objectives of the MOU include facilitating the creation, issuance, and trading of digital asset ETPs on the NSE by leveraging Valour’s extensive expertise in digital assets and ETPs. The MOU aims to deploy financial products developed by Valour and SovFi, develop market infrastructure and enhance market access to global capital through tokenized finance primitives and real-world assets.

Expected Outcomes

The expected outcomes of this MOU are significant. For the NSE, the collaboration will enhance product offerings, attract a broader investor base, and benefit from increased trading volumes and market activity, thereby further solidifying its role in the growth of Kenya’s economy and as leading African securities exchange.

Frank Mwiti, CEO of the Nairobi Securities Exchange declared: “We are thrilled to embark on this groundbreaking partnership. This collaboration aligns perfectly with our vision to position the NSE as a leading financial hub in Africa. The passporting of Valour’s ETPs to the NSE will significantly enhance our product offerings. By facilitating the creation, issuance, and trading of digital asset ETPs we are opening new avenues for both local and international investors. This move will not only diversify our market but also contribute to the growth of Kenya’s economy. We look forward to leveraging Valour’s expertise in digital assets and SovFi’s innovative financial solutions to bring cutting-edge investment opportunities to our market”.

Through the MOU, Valour plans to expand its ETP product offerings and market reach in Africa, contributing to increased liquidity and investment opportunities.

Olivier Roussy Newton, Chief Executive Officer of Defi Technologies added: “This MOU marks a significant milestone in Valour’s mission to expand access to digital asset investment products globally. By leveraging our expertise in issuing innovative ETPs and facilitating the passporting of our financial instruments to the NSE, we aim to provide investors with secure and regulated exposure to the dynamic world of digital assets. Our collaboration with the NSE and SovFi will enable us to expand our product offerings and market reach in Africa, while contributing our technical knowledge and experience in digital asset-based financial products to develop market infrastructure.”

SovFi will leverage enhanced distribution channels and market penetration opportunities, promoting the adoption of blockchain technology in African financial markets.

Johan Wattenström, Director of SovFi commented: “This collaboration between SovFi, the NSE, and Valour represents a significant step towards expanding access to innovative financial products. SovFi’s expertise in tokenization and blockchain technology will play a crucial role in this collaboration. Along with the NSE’s established market presence and Valour’s ETP expertise, this MOU has the potential to accelerate the adoption of financial products, fostering growth and innovation across the African continent and beyond.”

Collaborative Efforts

The NSE will facilitate the creation, issuance, and trading of digital asset ETPs and onboard Valour as an issuer. Valour will expand its product offerings, utilize ETPs from Valour and affiliate companies, and provide expertise in issuing and managing digital asset-based financial products. Initially, this may include, but is not limited to, ETPs related to Bitcoin (BTC), Ethereum (ETH), Solana (SOL) and Hedera (HBAR). SovFi will leverage distribution channels, provide expertise in financial instruments, and support the integration of blockchain technology in the African financial markets.

Digital Asset Adoption in Kenya

Kenya, often hailed as a hub of technological innovation in Africa and aptly nicknamed the “Silicon Savannah,” is one of the continent’s largest digital asset markets. The country has carved a unique niche in Africa’s burgeoning Web3 landscape, driven by a tech-savvy population, a vibrant mobile money ecosystem, and a growing entrepreneurial spirit. With an 85% smartphone penetration rate, Kenya plays a crucial role in the Web3 evolution. It ranks as the largest cryptocurrency market in East Africa and is among the top five on the continent. According to a report by CoinGecko, Kenya was ranked 15th globally in terms of interest in cryptocurrencies in 2023. In Kenya, cryptocurrencies are increasingly used for practical applications like remittances, e-commerce payments, and digital content creation, not just as investment or speculative assets. These advancements highlight the growing adoption of digital assets and their potential to transform Kenya’s financial landscape.

About Nairobi Securities Exchange

The NSE is the premier African securities exchange located in Kenya, offering a world-class trading facility for both local and international investors. It plays a pivotal role in the African financial markets by facilitating access to capital, enhancing liquidity, and creating investment opportunities. For more information please visit https://www.nse.co.ke/

About SovFi Inc.

SovFi aims to provide market liquidity and capital-raising solutions for large sovereign capital market operators. SovFi’s financial instrument development, regulation, and deployment leverage both traditional and token-based finance to deliver low-cost, highly liquid exchange-tradable products. For more information please visit https://www.sov.fi/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to objectives and outcomes of the MOU; listing of ETPs on the NSE; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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